September 20, 2007

BY EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street
Washington, D.C. 20549

Attention:  Filing Desk / Rolaine Bancroft

Re:
Response Letter to SEC Comment Letter dated September 19, 2007 relating to Citigroup HELOC Trust 2006-NCB1, Form 10-K for the fiscal year ended December 31, 2006, Filed April 2, 2007 and Form 10-D, for the monthly distribution period from November 1, 2006 to November 30, 2006, Filed December 21, 2006, File No. 333-131136-03

Enclosed please find Citigroup Mortgage Loan Trust Inc.’s (“CMLTI”) letter in response to the Securities & Exchange Commission’s (the “SEC”) September 19, 2007 comment letter.

Our responses to your questions are as follows:

General

1.	Please tell us why final agreements were not filed on Form 8-K until October 20, 2006.

The material terms of the final agreements were disclosed in the prospectus.  The delay in filing the final agreements was due to the fact that this was a new transaction involving a new type of asset and new transaction parties, and a substantial amount of time was required to memorialize the final details.

Form 10-D
Item 7. Significant Enhancement Provider Information

2.	Please confirm that in the future you will comply with prior comment 6 for Form 10-Ds filed by the depositor and other affiliated entities of the same asset class, if applicable.

CMLTI confirms that in the future it will comply with prior comment 6 for Form 10-Ds filed by the depositor and other affiliated entities of the same asset class, if applicable.

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CMLTI acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or would like to discuss any comments by calling the undersigned at (212) 723-6376.

Sincerely,

/s/ Susan Mills

Susan Mills